Mail Stop 3561

May 10, 2007

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

> **Re:** **Clean Energy Fuels Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 9, 2007**
> **File No. 333-137124**

Dear Mr. Littlefair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Plan of Distribution, page 109

1. We note your response to comment 4 in our letter dated May 8, 2007. In light of the analysis you have provided, in an appropriate place in your registration statement, please disclose that the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any discount, commission, or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

Note (5) Stockholders' Equity, page F-15

(c) Exercise of Warrants; Equity Option Agreements, page F-17

2. We note your response to comment 7 in our letter dated May 8, 2007. In light of your need to raise capital quickly, please explain to us why there was a significant

time lag between the January 2006 capital call and final cash receipt in April 2006. We would expect the major benefit of the agreement to be immediate access to cash. Additionally, please tell us whether you had access to other capital raising opportunities at the time of the capital call and tell us what, if any, consideration was given to outside financing as well as why such options were not pursued. If other avenues were available, please explain to us in greater detail why you opted to issue stock below market value. In this regard, we note the opportunity cost of exercising the put when the market value was higher than the strike price was significant. Accordingly, please be detailed in your response.

Note (10) Related Party Transactions, page F-24

3. We note your response to comment 8 in our letter dated May 8, 2007. Although it is appropriate to use the expected term in calculating the fair value of an <u>employee</u> stock option, please explain to us how you concluded it was appropriate to use the expected term, rather than the contractual maturity, in calculating the fair value of the warrant issued to Boone Pickens. It appears from Exhibit 10.26 that such warrant is transferable with the consent of the company. If you believe expected term is the appropriate input variable, please explain to us why Mr. Pickens's request to extend the warrant term to 10 years supports a 4-year expected term, as opposed to a longer period. Finally, please explain to us in further detail why you believe the market price of your common stock remained unchanged through the majority of 2006 but increased dramatically in early 2007. For example, please explain to us why the January 2006 State of the Union Address resulted in an increase in stock value in 2007 but not in 2006. You may want to provide us with a more defined timeline of events and associate each event with some quantification of the magnitude of fair value increase. For instance, please show us more specifically the periods over which the increase in the spread between oil and natural gas prices occurred.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John J. Hentrich, Esq.
Sheppard, Mullin, Richter & Hampton LLP
Via Facsimile